Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                November 3, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8955
            FTP S&P Dividend Aristocrats Target 25 Portfolio Series
              FTP Value Line(R) Target Safety 30 Portfolio Series
               (each, a "Trust," and collectively, the "Trusts")
                      CIK No. 1820080 File No. 333-248634
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. FTP S&P DIVIDEND ARISTOCRATS TARGET 25 PORTFOLIO SERIES INCLUDES THE NAME OF AN INDEX IN THE TRUST'S NAME. THEREFORE, THE TRUST SHOULD INCLUDE A POLICY TO INVEST 80% OF ITS ASSETS IN SECURITIES INCLUDED IN THE INDEX. ADDITIONALLY, THE TERM "DIVIDEND" IN THE TRUST'S NAME SUGGESTS A TYPE OF INVESTMENT THAT REQUIRES AN 80% POLICY WITH RESPECT TO INVESTMENTS IN DIVIDEND-PAYING SECURITIES.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "Under normal circumstances, FTP  S&P  Dividend Aristocrats Target
      25 Portfolio Series will invest at least 80% of its assets in dividend-paying securities and at least 80% of its assets in securities included in the S&P 500(R) Dividend Aristocrats(R) Index as of the Initial Date of Deposit."

Backtested Hypothetical Performance Information
_______________________________________________

      2. THE STAFF REITERATES ITS PRIOR COMMENT TO PLEASE SHOW THE ACTUAL PERFORMANCE OF PRIOR TRUSTS THAT UTILIZED THE SAME STRATEGIES AS THE TRUSTS. PLEASE FOLLOW THE PRESENTATION USED IN MORGAN STANLEY PORTFOLIOS, SERIES 30 FILE NO. 333-230382.

      Response: Please note that the Backtested Hypothetical Performance Information and related disclosure will be deleted from the Trusts' prospectus.

      3. WITH RESPECT TO THE TRUSTS' RESPONSE TO COMMENT 11 OF THE PREVIOUS CORRESPONDENCE FILING FOR THE TRUSTS, PLEASE STATE WHETHER OR NOT THE PERFORMANCE IS SHOWN NET OF FEES AND EXPENSES AND, IF IT IS, IDENTIFY EACH TYPE OF FEE/EXPENSE DEDUCTED IN THE NARRATIVE DISCLOSURE OF THE PROSPECTUS AS OPPOSED TO IN A FOOTNOTE.

      Response: Please reference the Trusts' response to comment 2 above.

      4. WITH RESPECT TO THE TRUSTS' RESPONSE TO COMMENT 15 OF THE PREVIOUS CORRESPONDENCE FILING FOR THE TRUSTS, PLEASE ADD DISCLOSURE DESCRIBING THAT THE HYPOTHETICAL PERFORMANCE INFORMATION CALCULATION IS MADE BY USING THE SAME STRATEGY AS DISCLOSED IN THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" FOR EACH TRUST.

      Response: Please reference the Trusts' response to comment 2 above.

      5. PLEASE ADD "AND KNOWLEDGE OF FACTORS THAT MAY HAVE POSITIVELY AFFECTED PERFORMANCE" TO THE END OF THE SECOND PARAGRAPH OF FOOTNOTE 2 TO THE "NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN."

      Response: Please reference the Trusts' response to comment 2 above.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon